

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 7, 2018

Via E-Mail
Brian L. Ketcham
Vice President and Chief Financial Officer
Lindsay Corporation
2222 North 111th Street
Omaha, NE

Re: **Lindsay Corporation**
        Form 10-K for the Fiscal Year Ended August 31, 2017
        Filed October 13, 2017
        File No. 1-13419

Dear Mr. Ketcham:

We refer you to our comment letter dated February 14, 2018 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director